Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation/Organization	Holder of Outstanding Stock
Investar Bank	Louisiana	Investar Holding Corporation
First Community (LA) Statutory Trust I	Louisiana	Investar Holding Corporation
BOJ Bancshares Statutory Trust I	Louisiana	Investar Holding Corporation
Cheaha Statutory Trust I	Alabama	Investar Holding Corporation
CB Properties, L.L.C.	Louisiana	Investar Bank
Bacon Corporation	Louisiana	Investar Bank
Investar CRA, LLC	Louisiana	Investar Bank
I Tower Holdings, LLC	Louisiana	Investar Bank